Exhibit (a)(1)(L)

NEWS

FOR IMMEDIATE RELEASE

Contact:

Brian R. Kahn
5506 Worsham Court
Windermere, Florida 34786
(407) 909-8015

Desert Equity LP Announces Final Results of its Tender Offer for Shares of White Electronic Designs Corporation

ORLANDO, FL – September 22, 2009 – Desert Equity LP, a Delaware limited partnership (“Desert Equity”), today announced the final results of its cash tender offer (the “Offer”) for up to a total of 3,740,000 shares of common stock of White Electronic Designs Corporation (the “Company”) (Nasdaq: WEDC), which expired at 12:01 a.m., New York City time, on Wednesday, September 16, 2009.

Based on the final tabulation by American Stock Transfer & Trust Company, LLC, the depositary for the Offer, 3,298,139 shares of the Company’s common stock were validly tendered and not validly withdrawn.  The final tabulation of shares validly tendered and not validly withdrawn is less than the amount communicated in the preliminary announcement on September 16, 2009, reflecting the failed delivery of 17,697 shares tendered by notices of guaranteed delivery.

Desert Equity purchased all 3,298,139 shares validly tendered and not validly withdrawn at a purchase price of $4.25 net per share, for a total purchase price of $14,017,090.75.  After such purchase (i) Desert Equity directly beneficially owns 3,298,139 shares or approximately 14.38% of the outstanding shares of the Company’s common stock, (ii) Desert Equity’s sole general partner, Desert Management LLC, a Delaware limited liability company (“Desert Management”), may be deemed to beneficially own the 3,298,139 shares of the Company’s common stock directly beneficially owned by Desert Equity, and (iii) Brian R. Kahn, the Chairman of the Company’s Board of Directors and the sole member and manager of Desert Management, may be deemed to beneficially own 4,124,339 shares or approximately 17.98% of the outstanding shares of the Company’s common stock (including the 3,298,139 shares directly beneficially owned by Desert Equity, 803,700 shares directly beneficially owned by Caiman Partners, L.P., a Delaware limited partnership, and 22,500 shares of restricted stock granted to Mr. Kahn pursuant to the Company’s 2006 Director Restricted Stock Plan).

American Stock Transfer & Trust Company, LLC will promptly issue payment for the shares validly tendered and accepted under the Offer.  Any questions regarding the Offer should be directed to D. F. King & Co., Inc., the information agent for the Offer.  Banks and brokers may call collect at (212) 269-5550.  All others may call toll free at (800) 488-8035.